FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 - 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

April 30, 2007

ITEM 3. NEWS RELEASE

A news release was issued by the Company on April 30, 2007 at Vancouver, British Columbia and distributed through the facilities of PrimeNewswire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp releases unaudited financial results for first quarter ended March 31, 2007.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

For further information, please contact:

Name:   Robert Pirooz
Office:                General Counsel
Telephone:   (604) 687-0333

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 30th day of April, 2007.

“Signed”
Robert Pirooz General Counsel and Secretary

April 30, 2007

PAN AMERICAN SILVER REPORTS FIRST QUARTER 2007 RESULTS
(All amounts in US Dollars unless otherwise stated)

FIRST QUARTER HIGHLIGHTS
•  Net income of $20.4 million ($0.27/share), up from a net loss of $2.8 million ($0.04 loss per share) in Q1 2006.
•  Quarterly silver production of 3.3 million ounces, at a cash cost of $2.98 per ounce.†
•  Sales of $48.1 million, up 5% from $45.7 million in first quarter 2006.
•  Mine operating earnings of $14.9 million.
•  Operating improvements at La Colorada resulted in a 7% production increase.
•  Construction at Manantial Espejo mine over 25% complete.

† Cash costs are a non-GAAP measure.
* Financial information in this news release is based on Canadian GAAP.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported that consolidated net income for the first quarter 2007 was $20.4 million, or $0.27 per share, as compared to a net loss of $2.8 million, or $0.04 loss per share, in the year earlier period. First quarter sales were $48.1 million, a 5% increase over the first quarter 2006. Included in net income for the quarter was a gain on the sale of the Company’s interest in the Dukat mine in Russia of $10.25 million ($0.13 per share). Mine operating earnings for the first quarter were $14.9 million.

First quarter net income was impacted by below forecast silver production due to slower than expected commissioning of the new Alamo Dorado mine in Mexico; a negative adjustment of $5.0 million in gross sales due to final pricing in the current quarter of fourth quarter 2006 zinc production that had been provisionally priced at December 31, 2006; and, most significantly, because only 74% of concentrate produced in the first quarter was shipped and the balance was recorded as inventory and not as sales.

Commenting on the quarter, Geoff Burns, President and CEO, said: “Our operations delivered solid production performances in the first quarter. However, our financial picture does not fully reflect these results as a significant amount of our concentrate production in Peru was not shipped in the quarter and we absorbed a zinc price adjustment on last quarter’s production. We will realize additional revenue from concentrate sales in the second and third quarters and from increased silver production at Alamo Dorado mine as it now ramps up to design capacity.”

Cost of sales for the quarter increased by $4.7 million over the year-earlier period to $29.0 million, largely attributable to industry-wide cost escalations for energy, labour and consumables, as well as increased expenditures at La Colorada associated with restarting the sulphide plant. Working capital at March 31, 2007 was $207.4 million, an increase of $2.8 million from December 31, 2006. Capital expenditures in the quarter were $19.3 million, of which $8.4 million was spent on construction of the Manantial Espejo mine in Argentina.

PRODUCTION AND OPERATIONS

In the first quarter 2007, silver production totaled just over 3.3 million ounces, a slight increase over Q1 2006 and a quarterly production record for the Company. The La Colorada mine continued to increase its rate of production, producing 7% more ounces of silver compared to the year earlier period, and production at the San Vicente mine increased by 74% over first quarter 2006.

Consolidated cash costs for the quarter were $2.98 per ounce compared to $2.47 per ounce for the year-earlier period. Byproduct base metal credits continued to have a positive effect on the Company’s cash cost per ounce of silver produced. Morococha was once again the Company’s lowest cost mine, recording cash costs of negative $4.20 per ounce for the first quarter. Cash costs at Huaron declined by 46% over the first quarter 2006. Extended commissioning of the new Alamo Dorado mine increased cash costs in the quarter, and these are expected to decline when full scale production is achieved.

PERU

The Morococha mine contributed 638,904 ounces of silver in the quarter at a cash cost of negative $4.20 per ounce. Despite encountering lower head grades, as expected in the 2007 mine plan, silver production from the mine was higher than anticipated for the first quarter, with the mill processing consistently over 56,000 tonnes per month. The Company continued development of the Sierra Nevada ramp. This two year project will provide primary access to two main ore zones - Manto Italia and Codiciada - and has been designed to allow for future production increases.

Silver production at the Quiruvilca mine was 403,919 ounces for the quarter. Cash costs per ounce rose to $2.33 due to higher operating costs for labour and electricity and lower than expected silver production as a result of lower ore grades. Work continued throughout the quarter on the mine deepening project to develop below the 400 level, with excavation of the zone’s main haulage ramp completed. Grades are expected to improve throughout the second quarter as ore will start to be mined from the higher grade zones below the 400 level.

First quarter production at Huaron was right on target with 927,093 ounces of silver produced. Cash costs declined to $1.99 per ounce as compared to $3.69 per ounce recorded in the year earlier period. Mill throughput increased 11% as compared to the first quarter of 2006 and averaged 62,000 tonnes per month, offsetting the slightly lower grades and recovery. The mine deepening project to the 180 level continued in the first quarter with anticipated completion in May 2008. This is a key project for Huaron’s future as it will provide long term access to some of the highest grade ore blocks in the mine’s reserves.

The Silver Stockpile operation produced 115,925 ounces of silver in the first quarter at a cash cost of $3.84 per ounce.

MEXICO

Commissioning continued at Alamo Dorado in the first quarter. Difficulties in the filtration system resulted in fewer tonnes milled than planned. The mine produced 267,024 ounces of silver in the quarter. The mine is resolving these mechanical start-up issues and production is rapidly increasing, with April production forecast at over 250,000 ounces of silver. The mine’s revised production forecast for 2007 is 3.6 million ounces of silver, increasing to an average annual production of 4.3 million ounces for 2008 and beyond. Cash costs in the first quarter were $10.22 per ounce due to the extended commissioning phase and should decrease to an average $3.73 per ounce for 2007 as production scales up to design levels. Commissioning activities continued to focus on the filtration, refining and AVR circuits. The crushing, grinding and leaching circuits in the mill are operating smoothly and the metallurgical characteristics of the ore are as expected. Mining activities in the open pit continued to exceed budget, with a total of 780,568 tonnes of ore and waste rock mined throughout the quarter, with ore grades according to plan.

The La Colorada mine had a good quarter, with silver production reaching 854,745 ounces, or 7% more than the year-earlier period. Cash costs were $6.78 per ounce of silver, reflecting increased costs associated with restarting the sulphide plant and ramping up mill capacity. The mine established a third consecutive monthly tonnage record in March by processing over 24,000 tonnes of ore, and successful development into higher grade zones is expected to contribute to increased production in the second quarter.

ARGENTINA

Mining and construction activities at the Manantial Espejo project continued as planned throughout the first quarter, with delivery of the majority of the surface mining equipment. By the end of the quarter, in excess of 500 metres had been advanced on the Maria and Melissa underground ramps, out of a total of 4,000 metres of development programmed for completion prior to plant commissioning. Pre-stripping of the Karina Union open pit ramped up to approximately 5,000 tonnes per day. Total project expenditures at the end of the quarter totaled $32.4 million and the Company estimates the project to be 25% complete. Construction is scheduled for completion in May of 2008, with commissioning to start immediately thereafter. Manantial Espejo is expected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually.

BOLIVIA

Mining at the high grade silver-zinc San Vicente mine continued as planned throughout the first quarter, with 136,473 ounces of silver produced, 74% more than in the year-earlier period. Cash costs of $3.16 per ounce for the quarter were higher than in the year-earlier period primarily as a result of higher royalties paid to Comibol, the Bolivian state mining company. Plans to expand mine production and build a new mill on the property were advanced, pending a positive construction decision.
***
Pan American Silver’s mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its low cost silver production and its silver reserves. Pan American has delivered 13 consecutive years of production growth and expects to continue this trend in 2007 as silver production is forecast to increase by 31% to 17 million ounces.

Pan American will host a conference call to discuss its financial and operating results on Tuesday, May 1, 2007 at 8:00 am PST (11:00 am EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call will also be broadcast live on the internet at http://www.vcall.com/IC/CEPage.asp?ID=116212. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 8685860.

For more information, please contact: Alexis Stewart, Director Corporate & Investor Relations (604) 684.1175 astewart@panamericansilver.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.